

Mail Stop 3233

April 9, 2018

Via E-mail
John H. Davis
Chief Financial Officer
Rich Uncles Real Estate Investment Trust I
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

> **Re:** **Rich Uncles Real Estate Investment Trust I**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed July 14, 2017**
> **Response Dated March 7, 2018**
> **File No. 000-55623**

Dear Mr. Davis:

We have reviewed your March 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2017 letter.

Form 10-K for the year ended December 31, 2016

General

1. We note your response to comment 1. As the lessee is not a public company subject to the periodic reporting obligations of the Exchange Act, please provide full audited financial statements of the lessee for the periods required by Rules 8-02 and 8-03 of Regulation S-X.

You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Off ice of Real Estate and
Commodities